82-713

DRC Resources Corporation

#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSXV Symbol: DRC

Dear Shareholder:

During the second quarter DRC Resources has been actively exploring the Afton Copper-Gold Property located in Kamloops, British Columbia. The Company has expended over $2.5 million on the Afton Project and is continuing with the $4.7 million exploration program as recommended by its independent engineer. To date the Company has drilled 61 NQ Diamond Drill Holes, totaling 95,000 feet, testing the copper-gold mineralization over a length of 3000 feet. According to the British Columbia Ministry of Energy & Mines' Mineral Exploration Review 2001, the Afton Copper-Gold Project is British Columbia's largest advanced exploration project.

DRC is pleased with the success of the Afton exploration program and the interest the project has generated from the mining industry and financial community. Confidentiality agreements have been signed with a number of mining companies and financial institutions after determining their level of interest, suitability as partner/investor, bulk underground mining expertise and financial capability. The Company maintains a sound business practice of only considering credible and reputable entities to whom it discloses its proprietary exploration data. Discussions on the Afton Project are continuing with a number of qualified mining companies and financial institutions with plans to advance the project to the next stage.

Subsequent to the end of the quarterly period, the Company and Dundee Securities Corporation completed a $2,100,000 equity financing by issuing 700,000 common shares at $3.00 per share. The increase in working capital to $5,000,000 gives the Company adequate financing for the continuing exploration of the Afton Copper-Gold Project.

The Company will ensure that these funds are used to optimize the Afton Project by deriving maximum long-term value to the project and to the shareholders. The 2002 diamond drill exploration program is encouraging. The Company is compiling exploration data and will be issuing results in the near future.

On Behalf of the Board of Directors

John H. Kruzick, President
August 13, 2002

DRC Resources Corporation

#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSXV Symbol – DRC

Your name is on our mail list to receive Interim Quarterly Financial Reports. DRC now has regulatory approval to send these reports electronically. This method of disseminating information is more cost efficient and time sensitive. Therefore, if you would prefer to receive our Quarterly Reports by email please indicate by returning this letter to our office by fax or mail at the above address. **Alternatively simply email us with your preference at drcresources@uniserve.com. Please indicate your name on the email.** Once we receive your instructions we will delete your name from our mail list and you will receive future Interim Quarterly Financial Reports by email. If you do not respond to this letter you will continue to receive the Quarterly Reports by mail for the 2002 year.

____________________ ____________________
First Name Last Name

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Address

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☐ **I WOULD LIKE TO RECEIVE FUTURE QUARTERLY REPORTS BY EMAIL**

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of : X Schedule A
Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: DRC RESOURCES CORP.

ISSUER ADDRESS: 595 HOWE STREET
VANCOUVER, B.C. V6C 2T5

ISSUER PHONE NUMBER: (604) 687-1629

ISSUER FAX NUMBER: (604) 687-2845

CONTACT PERSON: MR. JOHN KRUZICK

CONTACT POSITION: PRESIDENT

CONTACT TELEPHONE NUMBER: (604) 687-1629

CONTACT E-MAIL ADDRESS: drcresources@uniserve.com

WEB SITE ADDRESS: www.drcresources.com

FOR QUARTER ENDED: JUNE 30, 2002

DATE OF REPORT(YY/MM/DD): 02/08/01

02 AUG 23 AM 9:47

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK	*"JOHN KRUZICK"*	02/08/01
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**
SHARON ROSS	*"SHARON ROSS"*	02/08/01
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**

(Signatures should be entered in TYPED from in quotations)

DRC RESOURCES CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited - See Notice to Reader)

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: (604) 688-2850
FAX: (604) 688-2777

NOTICE TO READER

We have compiled the interim consolidated balance sheet of DRC Resources Corporation as at June 30, 2002 and the interim consolidated statements of operations and deficit, and cash flows, and schedule of resource properties for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
July 18, 2002

"BEAUCHAMP & COMPANY"
Chartered Accountants

DRC RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2002 AND DECEMBER 31, 2001
(Unaudited - See Notice to Reader)

	Jun. 30, 2002	(Note 14) Dec. 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ 3,207,389	$ 3,816,120
Marketable security	2,750	3,750
Amounts receivable - government	274,721	447,799
Prepaid expenses	13,101	13,276
	3,497,961	4,280,945
RESOURCE PROPERTIES - SCHEDULE (Notes 2 and 3)	1,824,319	1,603,871
CAPITAL ASSETS (Notes 2 and 4)	16,219	14,367
	$ 5,338,499	$ 5,899,183
LIABILITIES		
CURRENT LIABILITIES		
Account payable and accruals	$ 30,097	$ 36,202
FUTURE INCOME TAXES (Note 5)	172,776	296,410
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	6,725,190	7,133,578
DEFICIT	(1,589,564)	(1,567,007)
	5,135,626	5,566,571
	$ 5,338,499	$ 5,899,183

COMMITMENTS (Note 12)

APPROVED BY THE BOARD:

"JOHN KRUZICK" **Director**

"SHARON ROSS" **Director**

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited - See Notice to Reader)

	Three Months Ended Jun. 30, 2002	Three Months Ended Jun. 30, 2001	Six Months Ended Jun. 30, 2002	Six Months Ended Jun. 30, 2001
INCOME				
Interest and other	$ 24,375	$ 62,968	$ 56,892	$ 133,472
Oil and gas royalties	439	1,656	977	2,174
Foreign exchange gain (loss)	(21,414)	(16,620)	(21,031)	(2,360)
	3,400	48,004	36,838	133,286
EXPENSES				
Bank charges	91	178	274	301
Consulting and management	27,400	17,080	33,566	22,680
Amortization	1,055	5,600	2,110	5,600
Dues and subscriptions	2,950	5,019	11,773	5,434
Management services	1,600	-	13,800	-
Office, secretarial services and stationary	24,356	20,117	50,303	31,786
Professional fees	689	15,149	4,254	15,149
Regulatory fees	3,354	6,115	6,781	7,608
Rent	4,830	3,102	9,616	9,446
Telephone	1,116	789	2,375	1,486
Transfer agent	2,612	2,685	3,340	3,589
Travel and promotion	18,630	7,512	43,837	16,489
Write-down of marketable security	-	-	1,000	-
	88,683	83,346	183,029	119,568
(LOSS) NET INCOME FOR THE PERIOD BEFORE INCOME TAXES	(85,283)	(35,342)	(146,191)	13,718
FUTURE INCOME TAXES (Note 5)	110,906	-	123,634	-
NET INCOME (LOSS) FOR THE PERIOD	25,623	(35,342)	(22,557)	13,718
DEFICIT, BEGINNING OF PERIOD	(1,615,187)	(1,186,153)	(1,567,007)	(1,235,213)
DEFICIT, END OF PERIOD	$ (1,589,564)	$ (1,221,495)	$ (1,589,564)	$ (1,221,495)
EARNINGS (LOSS) PER SHARE	$ 0.01	$ (0.01)	$ (0.01)	$ 0.01

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited - See Notice to Reader)

	Three Months Ended Jun. 30, 2002	Three Months Ended Jun. 30, 2001	Six Months Ended Jun. 30, 2002	Six Months Ended Jun. 30, 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ 25,623	$ (35,342)	$ (22,557)	$ 13,718
Items not requiring cash:				
Amortization	1,055	5,600	1,055	5,600
Write-down of marketable security	-	-	1,000	-
Future income taxes	(110,906)	-	(123,634)	-
	(84,228)	(29,742)	(144,136)	19,318
Net change in non-cash working capital items	7,192	4,347	198,208	(83,832)
Cash Provided By (Used For) Operating Activities	(77,036)	(25,395)	54,072	(64,514)
INVESTING ACTIVITIES				
Payments of resource property costs	(230,875)	(456,313)	(289,594)	(576,044)
Acquisition of capital assets	-	(5,596)	(2,907)	(8,475)
Cash Used For Investing Activities	(230,875)	(461,909)	(292,501)	(584,519)
FINANCING ACTIVITIES				
Shares issued for cash	-	32,000	-	32,000
Share capital repurchased for cash	(370,302)	-	(370,302)	-
Cash Provided By (Used For) Financing Activities	(370,302)	32,000	(370,302)	32,000
INCREASE (DECREASE) IN CASH	(678,213)	(455,304)	(608,731)	(617,033)
CASH, BEGINNING OF PERIOD	3,885,602	4,918,060	3,816,120	5,079,789
CASH, END OF PERIOD	$ 3,207,389	$ 4,462,756	$ 3,207,389	$ 4,462,756
CASH COMPRISES:				
Cash			$ 122,268	$ 51,015
Term deposits			3,085,121	4,411,741
			$ 3,207,389	$ 4,462,756

See accompanying notes.

DRC RESOURCES CORPORATION
SCHEDULE OF RESOURCE PROPERTIES
SIX MONTHS ENDED JUNE 30, 2002 AND YEAR ENDED DECEMBER 31, 2001
(Unaudited - See Notice to Reader)

Acquisition Costs	**Jun. 30, 2002**	**(Note 14) Dec. 31, 2001**
Kamloops "Afton" Claims	$ 361,734	$ 301,733
Kamloops Ajax - Python Claims	48,731	48,621
Alberta Mineral Permits	6,000	6,000
Timmins, Ontario Claims	1	31,500
Texas Oil and Gas Property	110,867	110,867
Balance, End Of Year	527,333	467,222

Deferred Exploration Costs	**Afton Claims**	**Ajax - Python Claims**	**Other**	**Jun. 30, 2002**	**Dec. 31, 2001**
Balance, Beginning Of Period	$ 1,077,464	$ 59,185	$ -	1,136,649	657,641
Assays and testing	5,253	-	-	5,253	44,905
Drilling	95,439	-	-	95,439	809,873
Engineering	46,188	-	-	46,188	116,996
Geological consulting	66,895	-	-	66,895	268,462
Labour	12,449	-	-	12,449	36,918
Supplies and equipment	1,515	-	-	1,515	7,818
Travel and accommodation	14,384	-	-	14,384	52,157
Staking and filing fees	-	-	-	-	11,617
Miscellaneous	4,344	-	-	4,344	3,698
Grant recoveries	11,956	-	-	11,956	(412,375)
Tax effect of flow through shares	(98,086)	-	-	(98,086)	(396,200)
	160,337	-	-	160,337	543,869
Costs written-off	-	-	-	-	(64,861)
	160,337	-	-	160,337	479,008
Balance, End Of Period	$ 1,237,801	$ 59,185	$ -	1,296,986	1,136,649
Resource Properties				$ 1,824,319	$ 1,603,871

See accompanying notes.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are traded on the TSX Venture Exchange ("TSXV").

The Company is in the process of exploring its resource properties to determine whether the properties contain ore reserves that are economically recoverable..

The continued operations of the Company and the recoverability of the amounts shown as resource properties are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to impairment of investments, resource properties and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Resource Properties

i) Mineral Interests

The Company capitalizes acquisition and related exploration costs of mineral interests until such time as the mineral property to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral property is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the period they are incurred.

ii) Oil and Gas Interests

The acquisition, drilling and completion costs of oil and gas interests are capitalized when incurred. If proven to be productive, these costs are charged to operations over the producing life of the property by annual provisions for depletion calculated on a unit of production basis; otherwise, if abandoned, the costs less accumulated amortization are charged to operations. All oil and gas property interests are royalty interests and are held in the United States.

c) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	Class Of Security	Quantity	Cost Of Securities	Marker Value Of Securities Jun. 30, 2002	(Note 14) Market Value Of Securities Dec. 31, 2001
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 2,750	$ 3,750

e) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

g) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

h) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

Commencing in December 31, 2001, the Company reduces share capital and deferred exploration costs for the 2001 year by the estimated amount of relate future tax liability when the capital expenditures are incurred. The prior quarterly financial information has not been restated to reflect this change.

i) Loss Per Share

Loss per share data is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

3. RESOURCE PROPERTIES

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $400,000 in year one and $600,000 in year two. The property must be in production within ten years of agreement date, or the property reverts to the vendors. On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement.

Subsequent to the quarter ending, March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 8 and 12)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a CDNX listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

- Alberta Mineral Property

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits are in good standing until April 12, 2003.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

3. RESOURCE PROPERTIES

- Timmins, Ontario, Mineral Property

  The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2005.

- Oil and Gas Property, Texas, U.S.A.

  The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests.

4. CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net Book Value Jun. 30, 2002	Net Book Value (Note 14) Dec. 31, 2001
Office equipment	$ 27,406	$ 11,187	$ 16,219	$ 14,367

5. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

	Six Months Ended Jun. 30, 2002	(Note 14) Year Ended Dec. 31, 2001
Canada	$ (147,083)	$ (36,625)
U.S.A.	892	1,241
TOTAL	$ (146,191)	$ (35,384)

b) The provision for income taxes consist of the following:

	Six Months Ended Jun. 30, 2002	(Note 14) Year Ended Dec. 31, 2001
Future		
Canada	$ (123,634)	79,425
U.S.A.	-	-
TOTAL FUTURE INCOME TAX EXPENSE	$ (123,634)	$ 79,425

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

5. INCOME TAXES (CONT'D)

c) Temporary differences that give rise to future income taxes are as follows:

	Six Months Ended Jun. 30, 2002	(Note 14) Year Ended Dec. 31, 2001
Long-term future tax liability		
Resource Properties	$ (177,932)	$ (302,166)
Capital Assets	5,156	5,756
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ (172,776)	$ (296,410)

d) Temporary differences that could give rise to future income tax assets:

	Six Months Ended Jun. 30, 2002	(Note 14) Year Ended Dec. 31, 2001
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 238,762	$ 165,536
Share issue costs	110,873	132,326
	349,635	297,862
Total Long-Term Future Income Tax Assets		
Less valuation allowance	349,635	297,862
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	Jun. 30, 2002	(Note 14) Dec. 31, 2001
Canadian Exploration Expenses	$ 576,271	$ 316,748
Canadian Development Expenses	$ 473,596	$ 413,596
Undepreciated Capital Costs	$ 29,233	$ 29,165
Share Issue Costs	$ 279,842	$ 333,988
Non-Capital Losses, expiring at various date to 2008	$ 602,631	$ 417,810

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

6. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

b) Issued

	Six Months Ended Jun. 30, 2002		(Note 14) Year Ended Dec. 31, 2001	
	Number Of Shares	**Amount**	**Number Of Shares**	**Amount**
Balance, beginning of period	8,283,766	$ 7,133,578	6,680,516	$ 2,669,341
Issued for cash:				
Exercise of options			211,000	47,300
Exercise of warrants			-	-
Exercise of special warrants and flow-through entitlements			1,392,250	4,813,137
Repurchase for cancellation	(128,200)	(370,302)		
Tax effect of flow-through special warrants		(98,086)		(396,200)
Issued for mineral property	200,000	60,000	-	-
Balance, end of period	8,355,566	$ 6,725,190	8,283,766	$ 7,133,578

- Year 2002

During the second quarter ended June 30, 2002, the Company repurchased for cancellation 128,200 shares at a cost of $370.302. The Company is authorized to repurchase up to a total of 250,000 shares. This right expires on February 19, 2003. The balance of shares available to repurchase is 121,800.

During the first quarter ending March 31, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2001 year option payment in accordance with the Afton property option agreement.

- Year 2001

The Company issued 160,000 common shares for share options exercised at $0.20 per share and 51,000 common shares for options exercised at $0.30 per share.

1,392,250 special warrants were exercised during the year. The net proceeds were transferred to share capital.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

6. SHARE CAPITAL (CONT'D)

c) Stock Options

The Company does not have an established share purchase option plan. However, from time to time, the board of directors may grant options to directors, officers, employees or consultants subject to the approval of the regulatory authorities.

Stock Options Outstanding

	Options Outstanding	Option Price
Balance, December 31, 1999	423,000	
Exercised	(138,000)	$0.20
Exercised	(74,000)	$0.30
Granted	453,000	$4.00*
Balance, December 31, 2000	664,000	
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00*
Balance, December 31, 2001	518,000	
Granted	320,000	$3.00
Balance, June 30, 2002	838,000	

*option price amended from $7.00 to $4.00 in year 2001 and from $4.00 to $3.00 in current quarter.

The expiry dates of the options are:

September 13, 2002	428,000	options @ $3.00
May 9, 2003	90,000	options @ $3.00
February 1, 2004	320,000	options @ $3.00

7. SPECIAL WARRANTS

On August 3, 2000 the Company, by a brokered private placement, issued 1,304,750 special warrants and 100,000 agents special warrants at a price of $4.00 per special warrant. Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant at an exercise price of $5.00 up to December 15, 2001 entitling the holder to purchase one common share. The special warrants issued to Ontario residents were exchanged for common shares pursuant to a final prospectus dated August 3, 2001. During the year ended December 31, 2001, 1,392,250 (2000 - 12,500) warrants were exercised for common shares (See Note 6(b)). No share purchase warrants were exercised and all expired December 15, 2001.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

8. RELATED PARTY TRANSACTIONS

	Six Months Ended Jun. 30, 2002	(Note 14) Year Ended Dec. 31, 2001
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 57,000	$ 113,440
For shares issued in payment on "Afton" property option agreement to the President/Director of the Company. 600,000 shares have been issued to date	$ 30,000	$ -
For secretarial and administrative services charged by a private company which a director has a 50% interest	$ 23,711	$ 33,481

9. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the quarter ended March 31, 2002, the Company conducted non-cash activities as follows:

Financing Activities	
Common shares issued for mineral properties	$ 60,000

10. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the Untied States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash and term deposits.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

10. SEGMENTED INFORMATION (CONT'D)

	Jun. 30, 2002	(Note 14) Dec. 31, 2001
CANADA		
Current Assets	$ 3,496,531	$ 4,278,201
Resource Properties	1,713,452	1,493,004
Capital Assets	16,219	14,367
	5,226,203	5,785,572
U.S.A.		
Current Assets	1,430	2,744
Resource Property	110,867	110,867
	112,297	113,611
TOTAL ASSETS	$ 5,338,499	$ 5,899,183

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash and term deposits, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

12. COMMITMENTS

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 800,000 shares in 200,000 share instalments over the next four years and, to perform a work commitment of $6,500,000 over nine years. To date $2,256,552 has been expended.

During the quarter ending March 31, 2002, the year 2 commitment of 200,000 shares was issued in January and February 2002.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited - See Notice to Reader)

13. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

14. COMPARATIVE FIGURES

The amounts disclosed in these interim consolidated financial statements as at December 31, 2001, and for the year then ended were subject to an audit engagement.

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :		Schedule A
	X	Schedule B & C
	(place X in appropriate category)	

ISSUER DETAILS

NAME OF ISSUER:	DRC RESOURCES CORPORATION
ISSUER ADDRESS:	595 HOWE STREET, SUITE 601 VANCOUVER, B.C. V6C 2T5
ISSUER PHONE NUMBER:	(604) 687-1629
ISSUER FAX NUMBER:	(604) 687-2845
CONTACT PERSON:	MR. JOHN KRUZICK
CONTACT POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 687-1629
CONTACT E-MAIL ADDRESS:	drcresources@uniserve.com
WEB SITE ADDRESS:	www.drcresources.com
FOR QUARTER ENDED:	JUNE 30, 2002
DATE OF REPORT(YY/MM/DD):	02/08/01

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK	*"JOHN KRUZICK"*	02/08/01
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**
SHARON ROSS	*"SHARON ROSS"*	02/08/01
DIRECTOR'S NAME	**SIGN(TYPED)**	**DATE SIGNED (YY/MM/DD)**

(Signatures should be entered in TYPED form in quotations)

Schedule "B"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE SECOND QUARTER ENDING JUNE 30, 2002
(Prepared by Management)

Item 1.

Deferred Costs: Deferred exploration costs of $137,282 in the quarter and $160,337 during the fiscal year to date are included in the total cost of Resource Properties included in the Consolidated Interim Balance Sheet and detailed in the Schedule of Resource Properties in Schedule "A".

General and Administrative Expenses: $88,683 in the quarter and $183,029 during the fiscal year to date were expended for general expenses pertaining to the day to day administration of a public company as indicated in the Expenses on the Statement of Operations attached in Schedule "A".

Item 2.

Related Party Transactions: During the second quarter of the year 2002, the Company paid $11,575 for secretarial and accounting services invoiced by a private company in which a director has a 50% interest. A private company controlled by a director was paid a total of $ 30,400 for consulting, deferred exploration costs and property investigation..

Item 3.

During the quarter ended June 30, 2002

(a) Securities Issued: NIL

Date Issued	Type of Securities	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission Paid

(b) Options Granted: NIL

Name	Number	Price	Date Granted	Expiry Date

Item 4.

At June 30, 2002

(a) the Authorized Capital of the Company consisted of 40,000,000 common shares without par

value, of which

(b) 8,355,566 common shares were issued and outstanding at June 30, 2002

(c) the following options were outstanding:

TYPE OF SECURITY	NUMBER ISSUED	EXERCISE PRICE	EXPIRY DATE	RECORDED VALUE
Options	428,000	*$3.00 per share	Sept. 13, 2002	Nil
Options	90,000	*$3.00 per share	May 9, 2003	Nil
Options	320,000	$3.00 per share	Feb 1, 2004	Nil

* During the quarter the Company received the consent of the TSX Venture Exchange to amended the exercise price of 518,000 of the above stock options from $4.00 to $3.00 per share. Independent shareholder approval for options issued to directors and insiders of the Company was received at the Company Annual General Meeting held on June 17, 2002.

(d) no common shares were subject to escrow or pooling agreements

(e) On February 28, 2002, the Company obtained CDNX approval to conduct a normal course issuer bid through the facilities of the TSX Venture Exchange (formerly CDNX) to purchase us to 250,000 common shares of its outstanding capital. No shares were purchased during the first quarter of 2002. During the second quarter ended June 30, 2002 the Company purchased, for cancellation, 128,200 common shares of its own capital for a total cost of $370,302. At June 30, 2002 120,600 of those common shares had been cancelled.

Item 5.

At the date this report was signed, the following were the Company's directors and officers:

John H. Kruzick	President & CEO and Director
Sharon L. Ross	Secretary and Director
C. Robert Edington	CFO and Director
Mike Muzylowski	Director
Thomas O'Toole Taylor	Director
Bruno J. Mosimann	Vice President Corporate Development and Finance
Maurice Lee	Vice President Business Development

ADDITIONAL INFORMATION RELATED TO THIS SCHEDULE "B" IS INCLUDED IN THE NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING JUNE 30, 2002 ATTACHED HERETO AS SCHEDULE "A" AND THE MANAGEMENT DISCUSSION AND ANALYSIS ATTACHED HERETO AS SCHEDULE "C"

Schedule "C"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE SECOND QUARTER ENDING JUNE 30, 2002
(Prepared by Management)

MANAGEMENT DISCUSSION

Management's Discussion and Analysis ("MD&A") for the quarter ended June 30, 2002 should be read in conjunction with DRC Resources Corporation's (DRC) interim consolidated financial statement, corresponding notes and Schedule B attached hereto.

Description of Business

DRC Resources Corporation, with head office located in Vancouver, British Columbia, was incorporated in 1980 as a resource company. The company presently has 8.36 million issued shares and is listed on the TSX Venture Exchange (TSX symbol DRC). The main project of the Company is the Afton Copper-Gold Property, located 10 kilometers west of Kamloops, British Columbia. The Company also owns resource properties in Alberta, Ontario and Texas which are being maintained with no further work programs presently planned.

The Company's business is managed by directors and executive with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining engineers retained to advise the Company on its main project.

Progress and Outlook

On April 17, 2002, DRC Resources Corporation's independent engineer completed a Mineral Resource Study for the 2000 – 2001 diamond drilling on the Afton Copper Gold Project. The engineer recommends a $1,100,000 surface diamond drill program to further explore the mineral zone along strike, to surface and to depth.

The Afton Main Zone is estimated to have a current Indicated Mineral Resource of 37.7 Million Tons (34.3 Million Tonnes) of 2.32% Copper Equivalent. The Afton Northeast Zone is estimated to have a current Indicated Mineral Resource of 1.2 Million Tons (1.1 Million Tonnes) of 1.40% Copper Equivalent. There is an additional estimated Inferred Mineral Resource, up-dip and down-dip of the Main Zone, of 4.8 Million Tones (4.4 Million Tonnes of an assumed grade of 2.32 Copper Equivalent, similar to the grade of the Main Zone.

22

Mineral Resource Summary

Main Zone

Indicated Mineral Resource	**37.7 Million Tons (34.3 Million Tonnes)** **2.32% Copper Equivalent** 1.55% Cu 1.14 g/tonne (0.0366oz/tonne) Au 0.125 g/tonne (0.004 oz/tonne) Pd 3.42 g/tonne (0.11 oz/tonne) Ag
Inferred Mineral Resource	**4.8 Million Tons (4.4 Million Tonnes)** **2.32% Copper Equivalent** (assumed grade)

Northeast Zone

Indicated Mineral Resource	**1.2 Million Tons (1.1 Million Tonnes)** **1.40% Copper Equivalent** 1.02 % Cu 0.86 g/tonne (0.027oz/tonne) Au 0.10 g/tonne (0.003 oz/tonne) Pd 5.49 g/tonne (0.17 oz/tonne) Ag

Assumed Metal Prices (US$): Copper $1540/tonne ($0.70/pound), Gold $8.75/gram ($300/oz) Palladium $11.67/gram ($400/oz), Silver $0.13/gram ($4.50/oz).

During 2000 and 2001, 49 NQ Diamond Drill Holes totalling 23,800 metres (78,000 ft) outlined a significant, steeply-dipping, southwest plunging primary copper-rich deposit extending southwest from the 274 metre (900 ft) deep abandoned Afton open-pit. The Afton Main Zone averages 70 metres (230 ft) wide by 600 metres (1970 ft) long by over 775 metres (2540 ft) in depth. In addition, a 30 metre (98 ft) wide northeast extension zone was located en-echelon to the Main Zone and increases the total mineralized length to 850 metres (2800 ft). The mineral zones remain open along strike to the northeast and southwest, but appear to narrow at depth (near Sea Level) and towards the surface, the latter containing lower metal grades.

The Mineral Resource Study was prepared by an independent qualified person, James J. McDougall, P.Eng. in compliance with National Instrument 43-101 requirements and Form 43-101F1, and according to CIM Standards on Mineral Resources and Reserves, August 20, 2000. The mineral resource estimate was calculated by utilizing computer and manually generated plans, cross sections, 60 metre (196 ft) wide volume sections for 38 of 49 NQ diamond drill holes which intersected the mineral zone, a 0.5% copper cut-off grade, a tonnage factor of 2.6 tonnes/cubic metre, and weighted averages of metal grades for core intervals within the specific volume sections.

The company implemented and the geologist supervised a Quality Assurance Program for the Afton Project. All mineralized diamond drill core was logged, photographed, sawed and sampled in 2, 3, or 4 metre (7, 10 &13 ft) intervals and transported (by Eco-Tech employees) to Eco-Tech

Laboratories Ltd. Of Kamloops, B.C. for analysis for copper, gold, silver and palladium. Check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. Vancouver, B.C., which correlated with the original assays. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D. in thin sections.

Eco-Tech Laboratories of Kamloops are B.C. Certified Assayers who participate in the National Canmet Proficiency Testing, and maintain their own in-house Quality Assurance and Quality Control Program. They have been in the analytical testing business for 27 years, and are familiar with assaying the Afton samples.

The copper equivalent value is based on a copper-gold mineral resource with minor palladium and silver values. The copper and gold constitutes 95% of the total concentrate value. The indicated mineral resource is not a mineral reserve and does not demonstrate economic viability.

The Mineral Resource Study states "The author is of the opinion that all sampling, logging, sample preparation, field and analytical procedures and security of samples was carried out in a proper manner under the supervision of the geologist and project manager. All exploration data relevant to the Afton project appears to have been collected, calculated and analyzed either manually or by computer generated techniques in a professional manner to arrive at the conclusions for this mineral resource study."

Year 2001 exploration increased the indicated mineral resource of DRC's Afton Copper-Gold Project by over 50%. In 2002 the Company intends to move forward with the advancement of the Afton Copper Gold Project and to increase the mineral resource through further exploration. With working capital of approximately $5 million on the date of this report, the Company is well funded to proceed with planned exploration. The Company has held and is continuing discussions with senior members of the mining industry with the object of moving the project beyond the exploration stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

On February 20, 2002 the Company announced the approval by the CDNX of a Normal Course Issuer Bid to purchase through the facilities of the CDNX, for a period of one year, up to 250,000 common shares, 2.94% of the outstanding issued capital. The Company has not purchased through the facilities of the CDNX/TSX Venture any of its own securities through a Normal Course Issuer Bid in the past. Securities will be purchased at price which is not higher than the last independent trade and no abnormal influence will be made to the market price of the shares by the Normal Course Issuer Bid. To June 30, 2002 the Company has purchased for cancellation 128,200 shares for a total expenditure of $370,302.

DRC Resources' 2002 exploration program is underway and the Company is proceeding with the $1.1 Million Diamond Drill Program as an continuation of the $4.7 million program as recommended by the Company's independent engineer.

Operating Results

During the quarter ended June 30, 2002, DRC incurred a gain after taxes of $25,623 ($0.01 per share) compared to a net loss after taxes of $35,342 ($0.01 per share) for the same period in 2001. Income for the quarter ended June 30, 2002 decreased to $3,400 from $48,004 in the corresponding period in 2001 due to the reduced rate interest rate on working capital invested for future exploration and administration expenditures. Administration costs for the quarter ended June 30, 2002 increased slightly to $87,628 compared to $77,746 for the same period in 2001.

The Company participated in several trade shows and promotional activities during the Quarter which increased management salaries and expenses (which include travel, promotion and outside communications consultants).

Legal and Accounting fees are not billed on a regular monthly or quarterly basis, they are billed as work is performed and completed. During this quarter no major billing for legal or accounting services was received or receivable.

Quarterly Budget – For Period Ending June 30, 2002

Administration	Budget	Actual	Over (Under)
Office Supplies and expenses	$ 9,000	$ 15,822	$ 6,822
Salaries of support staff	$15,750	$ 13,175	$ (2,575)
Management salaries & Expenses	$27,750	$ 46,030	$ 18,280
Regulatory and transfer agent fees	$ 4,500	$ 5,966	$ 1,466
Utilities and telephone	$ 4,500	$ 1,116	$ (3,384)
Rent	$ 6,000	$ 4,830	$ (1,170)
Legal and accounting	$22,500	$ 689	$(21,811)
Total	**$90,000**	**$87,628**	**$ 2,291**

Financial Condition - Liquidity & Capital Resources

At June 30, 2002, DRC had cash and cash equivalents of $3,207,389 compared to $4,462,756 as at June 30, 2001. Of the foregoing, at June 30, 2002 approximately $219,733 is committed to exploration expenditures pursuant to agreements under which flow through shares were issued. Working capital at June 30, 2002 was $3,467,864 compared to working capital of $4,587,419 at June 30, 2001. An improving trend in gold and copper prices has prompted DRC to review all potential courses of action beneficial to all shareholders by attracting financial participation in the Afton Copper-Gold Project. Discussions are on-going with a number of mining companies and financial institutions that have expressed an interest in project participation.

Related Party Transactions

During the quarter ending June 30, 2002, the Company paid $11,575 compared to $9,588 in the

quarter ending June 30, 2001, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the quarter ended June 30, 2002 the Company paid $30,400 compared to $40,000 in the quarter ended June 30, 2001 for consulting, deferred exploration costs and property investigation services invoiced by Westridge Enterprises Ltd., a private company a director of the Company.

Marketable Securities

As at June 30, 2002, DRC owned 25,000 common shares of Planet Ventures Inc., a junior resource company listed on the TSX Venture Exchange. The value of these securities at date of acquisition was $5,750 market value of these securities at June 30, 2001 was $3,250.

Pursuant to a Normal Course Issuer Bid approved by the CDNX (predecessor to the TSX Venture Exchange) on February 18, 2002, during the quarter ending June 30, 2002, the Company purchased 128,200 common shares of its outstanding capital for a total purchase price of $370,302. The Company cancelled 120,600 of these shares during the quarter.

Exploration and Development

During the quarter ending June 30, 2002, DRC incurred exploration and development expenditures of $187,751 compared to $456,203 for the same period in 2001. The difference in exploration costs during the respective periods is due to the later starting date for the year 2002 Afton diamond drilling program, better drilling environment and inclement weather conditions which shut down the drilling on several occasions.

The $4,700,000 Exploration Program Budget recommended by J.J. McDougall & Associates in their January 24th, 2001 Engineering Report and disclosed in the August 3rd, 2001 Final Prospectus was adopted by the Company as its Afton Copper-Gold Project budget. The Engineering Report did not break down project cost estimates on a month by month basis.

The following is a breakdown of budgeted and actual expenditures for the quarter and the year, with budget remainder (overage) at year-end.

Exploration	**Budget Amount for Entire Program**	**Expended During Quarter Ending June 30, 2002**	**Total Expended To June 30, 2002**	**Budget Remainder (Overage)**
Diamond Drilling	$2,500,000	$ 95,403	$ 1,370,034	$1,129,966
Assaying	200,000	5,253	92,605	107,395
Accommodation and Meals	100,000	7,305	65,376	34,624
Technical personnel salaries*	500,000	63,272	657,123*	(157,123)
Support personnel salaries	100,000	9,179	79,709	20,291
Vehicles and fuel	50,000	3,061	28,976	21,024
Metallurgical testing	50,000	-	12,000	38,000

Pre-feasibility study	700,000	-	-	700,000
Contingencies	500,000	4,278	42,266	457,734
Total	**$4,700,000**	**$ 187,751**	**$2,348,089**	**$2,351,911**

*included in the total expenditure are contract work done by Behre, Dolbear & Company Ltd. for preparation of the Scoping Study, by J.J. McDougall for preparation of the 2001 Mineral Resource Study and $10,000 of metallurgical testing by Process Research Associates in preparing for Preliminary Flotation Studies on the Afton Mine Project, together with additional invoiced support work for those programs by the Company's manager, project manager, geologists, and engineers.

Project costs during this quarter were lower than the previous year comparative period due to the fact that the 2002 diamond drill program at Afton started later than in the season and inclement weather conditions stopped drilling several times during the quarter.

To June 30, 2002 85,740 feet of diamond drilling has been completed at a total drilling cost of $1,370,034. The average drilling cost per foot was $15.97. The amount remaining in the budget for diamond drilling was $1,129,966. Due to the present competitive nature of the drilling industry, DRC's drilling costs are substantially lower than originally anticipated when budgeting for the Afton Exploration Program. .

In 2000-2001 the company drilled 49 NQ Diamond Drill Holes totaling 23,800 metres (78,000 ft), of which 38 drill holes intersected the mineral zone, testing the copper-gold mineralization over a length of 850 metres (2800 ft).

With respect to an independent investment opinion on the Afton Copper-Gold Project in The Market Insight Research Report prepared by Georgia Pacific Securities in January, 2002, the Company notes that the economic analysis was applied to the total of the indicated and inferred resource categories which does not conform with section 2.3(1) (b) of NI 43-101

In 2002 the Company plans a continuation of the $4.7 million Diamond Drill Exploration Program recommended by the Company's independent engineer in the January 24, 2001 technical report. The Company's objective will be to extend the Afton main zone towards the surface and to the southwest beyond the previously outlined copper-gold mineralization. Drilling commenced during the week of April 22, 2002. The Company's engineer is of the opinion that additional exploration is required before a Pre-feasibility study will be commissioned.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's properties. Even excellent surface indications are no guarantee of finding mineral deposits at depth. Mineral commodity prices and exchange rates can fluctuate and affect the economics of mineral deposits. Financial markets can sometimes be negative toward junior exploration companies.

Subsequent Events

On July 23, 2002DRC Resources Corporation received TSX Venture Exchange acceptance for a $2,100,000 Brokered Private Placement of 700,000 flow through common shares at $3.00 per share with Dundee Securities Corporation. DRC Resources and Dundee Securities Corporation have completed the documentation pertaining to the closing of the financing and the funds have been received by the company. The Company paid a cash commission to Dundee Securities Corporation equal to 8% of the gross proceeds ($ 168,000) and 70,000 Broker's Warrant to purchase 70,000 common shares of DRC at a price of $3.00 per share on or before July 25, 2002. The proceeds from this Private Placement brings the company's current cash position to $5 million. The $2,100,000 received from this financing will be used for exploration on the company's Afton Copper-Gold Project.

Cautionary Note
It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: *The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as "resources", "possible ore reserves" that the SEC guidelines strictly prohibit us from including in filings with the SEC.*